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SEC 08032090 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65479

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 (MM/DD/YY) AND ENDING 04/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London (City) | United Kingdom (State) | W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Paula Hardgrave | 011 44 20 7409 3672 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas, Suite 500 (Address) | New York (City) | New York (State) | 10036-2602 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paula Hardgrave, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MVision Private Equity Advisers USA LLC (the "Company") as of April 30, 2008 and for the period May 1, 2007 through April 30, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 6/26/2008
Date

Chief Financial Officer
Title

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Subscribed and sworn to before me
on this 26th day of June, 2008

Notary Public

MARTIN E. BUCHNER
Scrivener Notary of London, England
My Commission expires with Life

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2008

MVISION PRIVATE EQUITY ADVISERS USA LLC

CONTENTS
April 30, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors of
MVision Private Equity Advisers USA LLC

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Ltd., as of April 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
June 26, 2008

MVISION PRIVATE EQUITY ADVISERS USA LLC

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2008

ASSETS

• *Cash and cash equivalents*	$ 12,745,837
• *Fees receivables*	1,989,315
• *Security deposits*	68,602
• *Prepaid expenses*	24,587
• *Fixed assets (net of accumulated depreciation of $58,250)*	1,028,894
Total Assets	$ 15,857,235

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
• *Payables to affiliates*	$ 1,251,798
• *Taxes payable*	1,706,169
• *Deferred tax liability*	142,478
• *Accrued expenses and other liabilities*	5,103,926
Total	8,204,371
Stockholder's Equity	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Retained earnings	7,577,864
Total	7,652,864
Total Liabilities and Stockholder's Equity	$ 15,857,235

See Notes to Statement of Financial Condition.

MVISION PRIVATE EQUITY ADVISERS USA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED APRIL 30, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The financial statements are presented in U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

Use of Estimates—In presenting the financial statements, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid debt investments with a maturity of three months or less when purchased to be cash equivalents.

Fees Receivable—Receivables include receivables with third parties and affiliates amounting to $1,799,529 and $189,786, respectively.

Prepaid expenses—The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed assets—Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight-line method. They are depreciated over their estimated useful lives.

Liabilities—Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent Accounting Pronouncement—In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("Fin 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning December 15, 2007. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

2. RELATED PARTY TRANSACTIONS

The Company paid $4,163,936 of fees under a service agreement (the "Agreement") effective on May 1, 2006 with the Parent and affiliated entity. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. At April 30, 2008, the Company had an inter-company payable to the Parent of $6,443 related to unsettled balances in connection with the Agreement. If the Company was unaffiliated, results of operations may be different.

There is a high level of integration of the Company's activities and operations with the Parent and affiliated entity, and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that Group.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease with a sixty-day notice period and an obligation under a noncancelable lease for office space expiring through December 2020. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	2009	$ 289,031
	2010	362,279
	2011	362,279
	2012	362,279
	2013	362,279
	Thereafter	2,005,155
		$ 3,743,302

4. EMPLOYEE BENEFIT PLAN

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2008, the Company had net capital of $4,169,895, which was $3,622,937 in excess of its required net capital of $546,958. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1.

6. INCOME TAXES

A deferred tax liability has been reflected totaling $142,478 due to temporary differences related to unrealized gains which represent future taxable income. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

7. LETTER OF CREDIT

The Company maintains a letter of credit in the amount of $371,571, including interest, as of April 30, 2008 to be utilized as the security deposit for the operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under cash and cash equivalents.

MVision Private Equity Advisers USA LLC

Independent Auditor's Supplementary Report on Internal Control

April 30, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Board of Directors of
MVision Private Equity Advisers USA LLC

In planning and performing our audit of the financial statements of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Ltd., as of and for the year ended April 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
June 26, 2008

END